July 30, 2024

Amy Sullivan
Chief Financial Officer
IO Biotech, Inc.
Ole Maal  es Vej 3
DK-2200 Copenhagen N
Denmark

       Re: IO Biotech, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 5, 2024
           File No. 001-41008
Dear Amy Sullivan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 130

1. We note your disclosure on page 128 that you generally have not tracked your research and development expenses on a program-by-program basis and that substantially all of your direct research and development expenses in the years ended December 31, 2023 and
       2022 were on IO102-IO103 and consisted primarily of external costs. For the amounts you do track by product candidate and/or indication, please provide revised disclosure to be included in future filings to break out research and development expenses by product candidate and by indication. In addition, please disaggregate the first line item in your table on page 130 between preclinical and clinical. If you cannot disaggregate these amounts, please disclose that fact and explain why not.
 July 30, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences